

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

Via E-mail
John Fredericks
General Counsel
Medley Management Inc.
600 Montgomery Street, 35th Floor
San Francisco, CA 94111

> **Re: Medley Management Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on September 3, 2014**
> **File No. 333-198212**

Dear Mr. Fredericks:

We have reviewed your amended registration statement and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risks Related to this Offering and Ownership of our Class A Common Stock, page 45

1.   Please revise these risk factors to include a much more specific discussion of the impact of the percentage of the economic and voting interests held by the pre-IPO owners and other LLC Unit holders. Also, revise your disclosure to differentiate the percentage of LLC Units held by non-managing members of Medley LLC and other pre-IPO owners.

Organizational Structure, page 51
Refinancing Transactions, page 54

2.   We note on August 19, 2014 you entered into a new $15.0 million senior secured revolving credit facility with City National Bank which has been undrawn as of September 2, 2014. Please disclose your intentions, if any, to utilize this credit facility and how those proceeds would be used.

Unaudited Pro Forma Consolidated Financial Information, page 62
Unaudited Pro Forma Consolidated Balance Sheet, page 64

3. We note your response to comment three. You stated that distributions of $81.5 million were paid to the pre-IPO owners subsequent to June 30, 2014. However we note your pro forma financial statements only reflect a distribution of $74.5 million paid to Medley LLC's members. Please tell us where the remaining $7 million of distributions is reflected within your pro forma financial statements and how such distributions were funded.

4. To enhance the transparency of your disclosure and to make it easier for an investor to follow, please consider presenting the following pro forma events in separate adjustments:
    *   the repayment of $1.1 million under CNB Credit Agreement on July 1, 2014,
    *   the receipt and borrowing of the Term Loan Facility,
    *   the use of proceeds borrowed under the Term Loan Facility, including the repayment of $33.2 million under the CNB Credit Agreement, $2.1 million in related fees, and $74.5 million distribution to Medley LLC members,
    *   the deferral of debt issuance costs associated with the Term Loan Facility, and
    *   the write-off unamortized balance of debt issuance costs associated with the CNB Credit Agreement.

Unaudited Pro Forma Consolidated Statements of Operations, page 66

5. Please expand pro forma adjustment footnotes (1) and (2) on both pages 67 and 70 to clearly disclose how you computed the adjustments to interest expense and provision for income taxes.

Medley LLC and Medley GP Holdings LLC for the period ended June 30, 2014, page F-45

Combined and Consolidated Balance Sheet, page F-46

6. In your response to comment seven you state that you will include consideration of SAB Topic 1.B.3 in the presentation of pro forma earnings per share to be presented in the Unaudited Pro Forma Statement of Operations. We do not object to the fact that your pro forma presentation on page 70 should address these events, however, the point of SAB Topic 1.B.3 is that the historical financial statements should be modified to reflect the effects of the distribution. Given that the distribution was paid using a bridge loan and that, according to page 57, you intend to repay the bridge loan with the proceeds of the initial public offering, we continue to believe that the guidance of SAB Topic 1.B.3 applies to your situation. Please revise your historical financial statements accordingly to reflect pro forma earnings per share giving effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in

excess of earnings being withdrawn. Provide clear and transparent footnote disclosure explaining how you computed the adjustments in this pro forma presentation.

Correspondence filed September 5, 2014

Appendix A

Capitalization, page 59

7.   Please revise to break out the table into separate columns to give separate effect to the various events described in the bullets in your narrative, or revise the bullets to provide sufficient detail to allow the reader to recalculate the amounts presented here.

Dilution, page 60

8.   Revise to more clearly disclose how the adjustment to give effect to the offering of $4.84 per share was computed.

9.   Tell us why the $20.82 dilution per share amount in your table is presented as a negative amount.

Unaudited Pro Forma Consolidated Financial Information, page 62

10.   Refer to the second bullet point. Please expand your disclosure here and in pro forma adjustment (6) on page 65 to disclose the amount of the underwriting discount.

Unaudited Pro Forma Consolidated Balance Sheet, page 64

11.   Revise to more clearly disclose how your adjustments reflect the discount on the Term Loan Facility discussed in pro forma footnote (1).

12.   We note that pro forma adjustment (7) reflects the repayment of $15 million under the Senior Secured Credit Facilities using a portion of the net proceeds from this offering. As it is noted on page 54 within your Amendment 1 to the Registration Statement filed on Form S-1 on September 3, 2014, your term "Senior Secured Credit Facilities" represents both the Term Credit Facility and the Revolving Credit Facility. If true, please revise your disclosure to state that the repayment relates solely to the Term Credit Facility. If not, please revise your pro forma financial statements to reflect the amount drawn from the Revolving Credit Facility. Similarly revise your Capitalization Table disclosures on page 59.

13. We note that you recognized the issuance of your Class A common stock and Class B common stock within pro forma adjustment (9). Please consider disaggregating the issuance of each class of your common stock into separate pro forma adjustments. In addition, please clearly identify what is being exchanged into Class B common stock. To the extent that such issuance represents a contribution, please state that fact in your disclosure.

14. Refer to pro forma adjustment footnote (10). To enhance the transparency of your disclosure, please provide a detailed breakout of your additional paid in capital in a tabular presentation, and clearly disclose how each amount was calculated.

15. Please disclose how amounts are calculated as it relates to adjustments made to your non-controlling interest.

Unaudited Pro Forma Consolidated Statements of Operations, page 67

16. In pro forma adjustment (4), please revise to disclose the amount of guaranteed payments made to your senior professionals that is recognized as compensation expense.

17. Revise Note (8) to disclose the computation of your earnings per share of $0.21 in a tabular format.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551-3419 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director